Exhibit 99.2

Management’s discussion and analysis (“MD&A”) – August 12, 2015

Overview

The following discussion and analysis is a review of the financial condition and results of operations of Just Energy Group Inc. (“JE” or “Just Energy” or the “Company”) for the three months ended June 30, 2015, and has been prepared with all information available up to and including August 12, 2015. This analysis should be read in conjunction with the unaudited consolidated financial statements of the Company for the three months ended June 30,  2015. The financial information contained herein has been prepared in accordance with International Financial Reporting Standards (“IFRS”), as issued by the International Accounting Standards Board (“IASB”). All dollar amounts are expressed in Canadian dollars. Quarterly reports, the annual report and supplementary information can be found on Just Energy’s corporate website at www.justenergygroup.com. Additional information can be found on SEDAR at www.sedar.com or at the U.S. Securities and Exchange Commission’s website at www.sec.gov.

Just Energy is a corporation established under the laws of Canada and holds securities and distributes the income of its directly and indirectly owned operating subsidiaries and affiliates. Just Energy is an energy management solutions provider specializing in electricity, natural gas and solar and green energy. The Company operates in the United States, Canada and the United Kingdom, offering a wide range of energy products and home energy management services including long-term fixed-price, variable price, and flat-bill programs, smart thermostats, and residential solar panel installations. Just Energy is the parent company of Amigo Energy, Commerce Energy, Green Star Energy, Hudson Energy, JE Solar, Tara Energy and TerraPass.

By fixing the price of natural gas and electricity under its fixed-price or price-protected program contracts for a period of up to five years, Just Energy offsets its customers’ exposure to changes in the price of these essential commodities. Variable rate products allow customers to maintain competitive rates while retaining the ability to lock into a fixed price at their discretion. Just Energy derives its margin or gross profit from the difference between  the price at which it is able to sell the commodities to its customers and the related price at which it purchases the associated volumes from its suppliers.

Just Energy also offers green products through its JustGreen program and conservation solutions through smart thermostats. The JustGreen electricity product offers customers the option of having all or a portion of their electricity sourced from renewable green sources such as wind, run of the river hydro or biomass. The JustGreen gas product offers carbon offset credits that allow customers to reduce or eliminate the carbon footprint of their homes or businesses. Additional green products allow customers to offset their carbon footprint without buying energy commodity products and can be offered in all states and provinces without being dependent on energy deregulation.

Smart thermostats are offered as a bundled product with commodity contracts as well as a stand-alone unit. The smart thermostats are manufactured and distributed by ecobee Inc. (“ecobee”), a company in which Just Energy holds a 10% equity interest.

Just Energy markets its product offerings through a number of sales channels including broker and affinity relationships, door-to-door marketing,  and online marketing. The online marketing of gas and electricity contracts is primarily conducted through Just Ventures LLC and Just Ventures L.P. (collectively, “Just Ventures”), a joint venture in which Just Energy holds a 50% equity interest.

Just Energy began selling residential solar finance products through its partnership with Clean Power Finance (“CPF”) in the first quarter of fiscal 2016. Under the agreement, Just Energy will act as an originator of residential solar deals that are financed and installed via CPF. Just Energy will also be able   to sell complementary energy management solutions to solar customers.

Forward-looking information

This MD&A contains certain forward-looking information pertaining to customer additions and renewals, customer consumption levels, EBITDA,    Base EBITDA, Funds from Operations, Base Funds from Operations and treatment under governmental regulatory regimes. These statements are based on current expectations that involve a number of risks and uncertainties, which could cause actual results to differ from those anticipated. These risks include, but are not limited to, levels of customer natural gas and electricity consumption, extreme weather conditions, rates of customer additions and renewals, customer attrition, fluctuations in natural gas and electricity prices, changes in regulatory regimes, decisions by regulatory authorities, competition, the results of litigation, and dependence on certain suppliers. Additional information on these and other factors that could affect Just Energy’s operations, financial results or dividend levels is included in the Annual Information Form and other reports on file with security regulatory authorities, which can be accessed on our corporate website at www.justenergygroup.com, or through the SEDAR website at www.sedar.com or at the U.S. Securities and Exchange Commission’s website at www.sec.gov.

Key terms

“$100m convertible debentures” refers to the $100 million in convertible debentures issued by the Company to finance the purchase of Fulcrum Retail Holdings, LLC, effective October 1, 2011. See “Debt and financing for continuing operations” on page 19 for further details.

“$330m convertible debentures” refers to the $330 million in convertible debentures issued by Just Energy to finance the purchase of Hudson Energy Services, LLC, effective May 1, 2010. See “Debt and financing for continuing operations” on page 19 for further details.

“$150m convertible bonds” refers to the US$150 million in convertible bonds issued in January 2014. Net proceeds were used to redeem Just Energy’s outstanding $90 million convertible debentures on March 19, 2014 and pay down Just Energy’s line of credit. See “Debt and financing for continuing operations” on page 19 for further details.

“attrition” means customers whose contracts were terminated prior to the end of the term either at the option of the customer or by Just Energy. “customer” does not refer to an individual customer but instead to an RCE (see key term below).

“customer” does not refer to an individual customer but instead to an RCE (see key term below).

“failed to renew” means customers who did not renew expiring contracts at the end of their term.

“gross margin per RCE” refers to the energy gross margin realized on Just Energy’s customer base, including gains/losses from the sale of excess commodity  supply.

“LDC” means a local distribution company; the natural gas or electricity distributor for a regulatory or governmentally defined geographic area.

“RCE” means residential customer equivalent, which is a unit of measurement equivalent to a customer using, as regards natural gas, 2,815 m3 (or 106 GJs or 1,000 Therms or 1,025 CCFs) of natural gas on an annual basis and, as regards electricity, 10 MWh (or 10,000 kWh) of electricity on an annual basis, which represents the approximate amount of gas and electricity, respectively, used by a typical household in Ontario, Canada.

NON-IFRS  FINANCIAL MEASURES

Just Energy’s consolidated financial statements are prepared in compliance with IFRS. All non-IFRS financial measures do not have standardized meanings prescribed by IFRS and are therefore unlikely to be comparable to similar measures presented by other issuers.

EBITDA

“EBITDA” refers to earnings before finance costs, taxes, depreciation and amortization. This is a non-IFRS measure that reflects the operational profitability of the business.

BASE EBITDA

“Base EBITDA” refers to EBITDA adjusted to exclude the impact of mark to market gains (losses) arising from IFRS requirements for derivative financial instruments on future supply positions as well as reflecting an adjustment for share-based compensation. This measure reflects operational profitability as the non-cash share-based compensation expense is treated as an equity issuance for the purpose of this calculation, as it will be settled in shares and the mark to market gains (losses) are associated with supply already sold in the future at fixed prices.

Just Energy ensures that customer margins are protected by entering into fixed-price supply contracts. Under current IFRS, the customer contracts are not marked to market but there is a requirement to mark to market the future supply contracts. This creates unrealized gains (losses) depending upon current supply pricing. Management believes that these short-term mark to market non-cash gains (losses) do not impact the long-term financial performance of Just Energy and management has therefore excluded it from the Base EBITDA calculation.

FUNDS FROM OPERATIONS

“Funds from Operations” refers to the cash flow generated by operations. Funds from Operations is calculated by Just Energy as gross margin adjusted for cash items including administrative expenses, selling and marketing expenses, bad debt expenses, finance costs, corporate taxes, capital taxes and other cash items. Funds from Operations also includes a seasonal adjustment for the gas markets in Ontario, Quebec, Manitoba and Michigan in order  to include cash received from LDCs for gas not yet consumed by end customers.

BASE FUNDS FROM OPERATIONS/BASE FFO

“Base Funds from Operations” or “Base FFO” refers to the Funds from Operations reduced by capital expenditures purchased to maintain productive capacity. Capital expenditures to maintain productive capacity represent the capital spend relating to capital and intangible assets.

BASE FUNDS FROM OPERATIONS PAYOUT RATIO

The payout ratio for Base Funds from Operations means dividends declared and paid as a percentage of Base Funds from Operations.

EMBEDDED GROSS MARGIN

“Embedded gross margin” is a rolling five-year measure of management’s estimate of future contracted energy gross margin. The energy marketing embedded gross margin is the difference between existing energy customer contract prices and the cost of supply for the remainder of the term, with appropriate assumptions for customer attrition and renewals. It is assumed that expiring contracts will be renewed at target margin renewal rates.

Embedded gross margin indicates the margin expected to be realized from existing customers. It is intended only as a directional measure for future gross margin. It is not discounted to present value nor is it intended to take into account administrative and other costs necessary to realize this margin.

Financial highlights For the three months ended June 30
(thousands of dollars, except where indicated and per share amounts)
	Fiscal 2016			Fiscal 2015
		% increase (decrease)
Sales	$933,015	14%		$821,049
Gross margin	150,907	22%		123,390
Administrative expenses	37,598	14%		33,016
Selling and marketing expenses	62,781	14%		55,207
Finance costs	16,856	(10)%		18,771
Profit (loss) from continuing operations1	129,671	NMF	3	(45,743)
Profit (loss) from discontinued operations	–	NMF	3	6,829
Profit (loss)1	129,671	NMF	3	(38,914)
Profit (loss) per share from continuing operations available to shareholders – basic	0.87			(0.31)
Profit (loss) per share from continuing operations available to shareholders – diluted	0.71			(0.31)
Dividends/distributions	18,699	(40)%		30,933
Base EBITDA from continuing operations2	38,875	29%		30,186
Base Funds from continuing operations2	29,818	91%		15,590
Payout ratio on Base Funds from continuing operations2	63%			198%
Embedded gross margin2	1,858,600	10%		1,685,600
Total customers (RCEs)	4,609,000	2%		4,537,000

1 Profit (loss) includes the impact of unrealized gains (losses), which represents the mark to market of future commodity supply acquired to cover future customer demand. The supply has been sold to customers at fixed prices, minimizing any realizable impact of mark to market gains and losses.
2 See “Non-IFRS financial measures” on page 4.
3 Not a meaningful figure.

Continuing operations

CONSUMER DIVISION

The sale of gas and electricity to customers with annual consumption equivalent to 15 RCEs and less is undertaken by the Consumer division. Marketing of the energy products of this division is primarily done through door-to-door marketing, online marketing and telemarketing efforts. Consumer customers make up 42% of Just Energy’s customer base, which is currently focused on longer-term price-protected and variable rate offerings of commodity products as well as JustGreen. To the extent that certain markets are better served by shorter-term or enhanced variable rate products, the Consumer division’s sales channels also offer these products. In addition, the Consumer division markets smart thermostats, offering   the thermostats as a stand-alone unit or bundled with certain commodity products.

COMMERCIAL DIVISION

Customers with annual consumption over 15 RCEs are served by the Commercial division. These sales are made through three main channels:   sales through the broker channel using the commercial platform; door-to-door commercial independent contractors; and inside commercial sales representatives. Commercial customers make up 58% of Just Energy’s customer base. Products offered to commercial customers can range from standard fixed-price offerings to “one off” offerings, which are tailored to meet the customer’s specific needs. These products can be either fixed or floating rate or a blend of the two, and normally have terms of less than five years. Gross margin per RCE for this division is lower than Consumer margins but customer aggregation costs and ongoing customer care costs per RCE are lower as well. Commercial customers have significantly lower attrition rates than those of Consumer customers.

RESIDENTIAL SOLAR DIVISION

Just Energy has entered into a partnership with Clean Power Finance with Just Energy acting as an originator of residential solar deals that are financed and installed by CPF. This agreement with CPF unites Just Energy’s strengths in customer acquisitions and experience with CPF’s solar finance and fulfillment capabilities. CPF’s online platform allows Just Energy to sell residential solar finance products and connects the Company with a national network of qualified solar installation professionals. Under the agreement, Just Energy will act as an originator of residential solar deals that are   financed and installed via CPF. Just Energy will also be able to sell complementary energy management solutions to solar customers.

Just Energy began marketing in California during the first quarter of fiscal 2016, with the results of operations not yet material and therefore included with the Consumer division’s results of operations.

ABOUT THE ENERGY MARKETS

Natural gas

Just Energy offers natural gas customers a variety of products ranging from month-to-month variable-price offerings to five-year fixed-price contracts. For fixed-price contracts, Just Energy purchases gas supply through physical or financial transactions with market counterparts in advance of  marketing, based on forecast customer aggregation for residential and small Commercial customers. For larger Commercial customers, gas supply is generally purchased concurrently with the execution of a contract. Variable rate products allow customers to maintain competitive rates while retaining the ability to lock into a fixed price at their discretion.

The LDC provides historical customer usage which, when normalized to average weather, enables Just Energy to purchase the expected normal customer load. Furthermore, Just Energy mitigates exposure to weather variations through active management of the gas portfolio, which involves, but is not limited to, the purchase of options including weather derivatives. Just Energy’s ability to successfully mitigate weather effects is limited by the degree to which weather conditions deviate from normal. To the extent that balancing requirements are outside the forecast purchase, Just Energy bears the financial responsibility for fluctuations in customer usage. To the extent that supply balancing is not fully covered through active management or the options employed, Just Energy’s realized customer gross margin may be reduced or increased depending upon market conditions at the time of balancing.

Ontario, Quebec, Manitoba and Michigan
In Ontario, Quebec, Manitoba and Michigan, the volumes delivered for a customer typically remain constant throughout the year. Just Energy does not recognize sales until the customer actually consumes the gas. During the winter months, gas is consumed at a rate that is greater than delivery and, in the summer months, deliveries to LDCs exceed customer consumption. Just Energy receives cash from the LDCs as the gas is delivered, which is even throughout the year.

Alberta
In Alberta, the volume of gas delivered is based on the estimated consumption for each month. Therefore, the amount of gas delivered in winter  months is higher than in the spring and summer months. Consequently, cash received from customers and the LDC will be higher in the winter months.

Other gas markets
In New York, Illinois, Indiana, Ohio, California, Georgia, New Jersey, Pennsylvania, British Columbia, Saskatchewan and the United Kingdom, the volume     of gas delivered is based on the estimated consumption and storage requirements for each month. Therefore, the amount of gas delivered in winter months is higher than in the spring and summer months. Consequently, cash flow received from these states/provinces is greatest during the third and fourth (winter) quarters, as cash is normally received from the LDCs in the same period as customer consumption.

Electricity

In Ontario, Alberta, New York, Texas, Illinois, Pennsylvania, New Jersey, Maryland, Michigan, California, Ohio, Delaware, Massachusetts and the   United Kingdom, Just Energy offers a variety of solutions to its electricity customers, including fixed-price and variable-price products on both short- term and longer-term electricity contracts. Some of these products provide customers with price-protection programs for the majority of their electricity requirements. Just Energy uses historical usage data for all enrolled customers to predict future customer consumption and to help with long-term supply procurement decisions.

Just Energy purchases power supply through physical or financial transactions with market counterparties in advance of marketing to residential and small Commercial customers based on forecast customer aggregation. Power supply is generally purchased concurrently with the execution   of a contract for larger Commercial customers. The LDC provides historical customer usage, which, when normalized to average weather, enables Just Energy to purchase the expected normal customer load. Furthermore, Just Energy mitigates exposure to weather variations through active management of the power portfolio, which involves, but is not limited to, the purchase of options including weather derivatives.

The Company’s ability to successfully mitigate weather effects is limited by the degree to which weather conditions deviate from normal. In certain markets, to the extent that balancing requirements are outside the forecast purchase, Just Energy bears the financial responsibility for excess or  short supply caused by fluctuations in customer usage. To the extent that supply balancing is not fully covered through customer pass-throughs or active management or the options employed, Just Energy’s customer gross margin may be impacted depending upon market conditions at the time of balancing.

JustGreen

Customers also have the ability to choose an appropriate JustGreen program to supplement their electricity and natural gas contracts, providing an effective method to offset their carbon footprint associated with the respective commodity consumption.

JustGreen programs for electricity customers involve the purchase of power from green generators (such as wind, solar, run of the river hydro or biomass) via power purchase agreements and renewable energy certificates. JustGreen programs for gas customers involve the purchase of carbon offsets from carbon capture and reduction projects.

The Company currently sells JustGreen gas in the eligible markets of Ontario, British Columbia, Alberta, Saskatchewan, Michigan, New York, Ohio, Illinois, New Jersey, Maryland, Pennsylvania and California. JustGreen electricity is sold in Ontario, Alberta, New York, Texas, Maryland, Massachusetts, Ohio  and Pennsylvania. Of all Consumer customers who contracted with Just Energy in the past year, 33% took JustGreen for some or all of their energy needs. On average, these customers elected to purchase 91% of their consumption as green supply. For comparison, as reported in the first quarter    of fiscal 2015, 29% of Consumer customers who contracted with Just Energy chose to include JustGreen for an average of 85% of their consumption. Overall, JustGreen now makes up 14% of the Consumer gas portfolio, compared with 12% a year ago. JustGreen makes up 20% of the Consumer electricity portfolio, up from 18% a year ago.

EBITDA For the three months ended June 30
(thousands of dollars)
	Fiscal 2016	Fiscal 2015
Reconciliation to interim condensed consolidated statements of income (loss)
Profit (loss) for the period from continuing operations	$129,671	$(45,743)
Add (subtract):
Finance costs	16,856	18,771
Provision for income taxes	21,847	5,702
Amortization	16,414	17,879
Profit (loss) attributable to non-controlling interest	(2,759)	411
EBITDA from continuing operations	$182,029	$(2,980)
Add (subtract):
Change in fair value of derivative instruments	(144,500)	31,618
Share-based compensation	1,346	1,548
Base EBITDA from continuing operations	$38,875	$30,186
EBITDA
Gross margin per interim condensed consolidated financial statements	$150,907	$123,390
Add (subtract):
Administrative expenses	(37,598)	(33,016)
Selling and marketing expenses	(62,781)	(55,207)
Bad debt expense	(17,634)	(13,028)
Amortization included in cost of sales/selling and marketing expense	10,670	7,489
Other income (expenses)	(1,930)	147
Profit (loss) attributable to non-controlling interest	(2,759)	411
Base EBITDA from continuing operations	$38,875	$30,186

For the three months ended June 30, 2015, Base EBITDA from continuing operations (“Base EBITDA”) amounted to $38.9 million, an increase of 29% from $30.2 million in the prior comparable quarter. Management has provided guidance of $193.0 million to $203.0 million of Base EBITDA for fiscal 2016, resulting in an expected double-digit growth over the prior year.

Sales increased by 14%, reflecting the growth in customer base, price increases and higher U.S. selling prices after currency conversion to Canadian dollars. Gross margin was up 22% due to higher sales, currency conversion impact on U.S. dollar denominated sales and higher realized margin per customer in the current period as a result of more disciplined pricing strategies.

Administrative expenses increased by 14% from $33.0 million to $37.6 million. The increase over the prior comparable quarter included growth in operating costs needed to support the growing customer base and higher exchange rates on U.S. dollar denominated administrative costs.

Selling and marketing expenses for the three months ended June 30, 2015 were $62.8 million, a 14% increase from $55.2 million reported in the prior comparable quarter. The increase in selling and marketing expenses is due to the impact of foreign exchange on the U.S.-based commission expenses   as well as the expenses becoming more directly correlated to the growing portion of the customer base for which selling costs are recorded over the life of the contract (commercial broker and online sales channels).

Effective fiscal 2016, prepaid commissions are classified as a current asset (prepaid expense) instead of a non-current asset (contract initiation costs). This change is a result of management’s effort to reduce the average term of prepaid commission to 12 months going forward, which will reduce the outlay of cash at the time of contract signing. While the commission prepayment will continue to be expensed into selling and marketing costs over the term for which the associated revenue is earned, it will no longer be recognized as amortization and will therefore be included in the Base EBITDA calculation.

Bad debt expense was $17.6 million for the three months ended June 30, 2015, an increase of 35% from $13.0 million recorded for the prior comparable quarter. This represents approximately 2.8% of revenue in the jurisdictions where the Company bears the credit risk, up from the 2.4% of revenue reported for the three months ended June 30, 2014, both within management’s targeted range of 2% to 3%.

For more information on the changes in the results from operations, please refer to “Gross margin” on page 14 and “Administrative expenses”, “Selling and marketing expenses”, “Bad debt expense” and “Finance costs”, which are further clarified on pages 15 through 16.

EMBEDDED GROSS MARGIN
   Management’s estimate of the future embedded gross margin is as follows:

   (millions of dollars)

	As at	As at	June 30 vs.	As at	2015 vs.
	June 30,	March 31,	March 31	June 30,	2014
	2015	2015	variance	2014	variance
Energy marketing	$1,858.6	$1,874.9	(1)%	$1,685.6	10%

Management’s estimate of the embedded gross margin within its customer contracts amounted to $1,858.6 million as of June 30, 2015, a decrease of 1% compared to embedded gross margin as of March 31, 2015 and an increase of 10% compared to a year ago. A higher number of customers and the strengthening of the U.S. dollar against the Canadian dollar during the year contributed to the growth year over year. The decline in embedded gross margin for the quarter is a result of the decrease in the customer base despite new customers added at higher margins than the customers lost through attrition and failure to renew.

Embedded gross margin indicates the margin expected to be realized over the next five years from existing customers. It is intended only as a   directional measure for future gross margin. It is not discounted to present value nor is it intended to take into account administrative and other costs necessary to realize this margin. As our mix of customers continues to reflect a higher proportion of Commercial volume, the embedded gross margin may, depending on currency rates, grow at a slower pace than customer growth; however, the underlying costs necessary to realize this margin will  also decline.

Funds from Operations
For the three months ended June 30
(thousands of dollars)
	Fiscal 2016	Fiscal 2015
Cash inflow from continuing operations	$54,273	$(10,260)
Add (subtract):
Changes in non-cash working capital	(24,115)	30,451
Cash flows used in operating activities of discontinued operations	-	(1,481)
Profit (loss) attributable to non-controlling interest	(2,759)	411
Tax adjustment	4,297	835
Funds from continuing operations	$31,696	$19,956
Less: Maintenance capital expenditures	(1,878)	(4,366)
Base Funds from continuing operations	$29,818	$15,590
Base Funds from continuing operations
Gross margin from interim condensed consolidated financial statements	$150,907	$123,390
Add (subtract):
Adjustment required to reflect net cash receipts from gas sales	8,383	5,529
Administrative expenses	(37,598)	(33,016)
Selling and marketing expenses	(62,781)	(55,207)
Bad debt expense	(17,634)	(13,028)
Current income tax provision	(2,120)	(635)
Amortization included in cost of sales/selling and marketing expenses	10,670	7,489
Other income (expenses)	(1,930)	147
Financing charges, non-cash	3,495	3,707
Finance costs	(16,856)	(18,771)
Other non-cash adjustments	(2,840)	351
Funds from continuing operations	$31,696	$19,956
Less: Maintenance capital expenditures	(1,878)	(4,366)
Base Funds from continuing operations	$29,818	$15,590
Base Funds from continuing operations payout ratio	63%	198%
Dividends/distributions
Dividends	$18,333	$30,237
Distributions for share-based awards	366	696
Total dividends/distributions	$18,699	$30,933

Base Funds from continuing operations (“Base FFO”) for the three months ended June 30, 2015 were $29.8 million, an increase of 91% compared with Base FFO of $15.6 million for the prior comparable quarter. The increase in Base FFO is due to the 29% increase in Base EBITDA as well as a 10% reduction in finance costs and a 52% increase in adjustments to reflect net cash receipts from gas sales.

Dividends and distributions for the three months ended June 30, 2015 were $18.7 million, a decrease of 40% from the prior comparable quarter in fiscal 2015 as a result of a reduction in the annual dividend from $0.84 to $0.50 per share effective with the July 2014 dividend. The payout ratio on Base Funds from continuing operations was 63% for the three months ended June 30, 2015, compared to 198% reported in the first quarter of  fiscal 2015. The payout ratio on Base FFO for the trailing 12 months ended June 30, 2015 is 70%.

Summary of quarterly results for continuing operations

(thousands of dollars, except per share amounts)

	Q1 Fiscal 2016	Q4 Fiscal 2015	Q3 Fiscal 2015	Q2 Fiscal 2015
Sales	$933,015	$1,209,879	$946,752	$918,260
Gross margin	150,907	194,066	150,098	132,515
Administrative expenses	37,598	42,048	40,912	38,246
Selling and marketing expenses	62,781	63,980	52,968	53,088
Finance costs	16,856	16,684	19,525	18,700
Profit (loss) for the period from continuing operations	129,671	(64,976)	(371,403)	(94,255)
Profit (loss) for the period	129,671	(63,441)	(206,193)	(135,156)
Profit (loss) for the period from continuing operations per share – basic	0.87	(0.46)	(2.56)	(0.67)
Profit (loss) for the period from continuing operations per share – diluted	0.71	(0.46)	(2.56)	(0.67)
Dividends/distributions paid	18,699	18,596	18,572	18,622
Base EBITDA from continuing operations	38,875	67,914	50,592	31,734
Base Funds from continuing operations	29,818	31,947	21,179	23,756
Payout ratio on Base Funds from continuing operations	63%	58%	88%	78%

	Q1 Fiscal 2015	Q4 Fiscal 2014	Q3 Fiscal 2014	Q2 Fiscal 2014
Sales	$821,049	$1,132,750	$840,098	$833,710
Gross margin	123,390	137,466	148,616	113,515
Administrative expenses	33,016	28,517	29,034	29,354
Selling and marketing expenses	55,207	46,870	45,373	46,805
Finance costs	18,771	19,191	16,805	16,600
Profit (loss) for the period from continuing operations	(45,743)	154,868	167,077	(111,810)
Profit (loss) for the period	(38,914)	109,377	179,608	(110,232)
Profit (loss) for the period from continuing operations per share – basic	(0.31)	1.06	1.15	(0.79)
Profit (loss) for the period from continuing operations per share – diluted	(0.31)	0.91	0.99	(0.79)
Dividends/distributions paid	30,933	30,932	30,891	30,850
Base EBITDA from continuing operations	30,186	56,552	62,130	28,257
Base Funds from continuing operations	15,590	17,327	37,379	23,472
Payout ratio on Base Funds from continuing operations	198%	179%	83%	131%

Just Energy’s results reflect seasonality, as electricity consumption is slightly greater in the first and second quarters (summer quarters) and gas consumption is significantly greater during the third and fourth quarters (winter quarters). While quarter over quarter comparisons are relevant, sequential quarters will vary materially. The main impact of this will normally be higher Base EBITDA in the third and fourth quarters (assuming consumption based on normal winter weather) and lower Base EBITDA in the first and second quarters. This impact is lessening as current net customer additions are concentrated in electricity, which traditionally experiences less seasonality than natural gas.

ANALYSIS OF THE FIRST QUARTER

Sales increased by 14% to $933.0 million for the three months ended June 30, 2015 from $821.0 million recorded in the first quarter of fiscal 2015.  The Consumer division’s sales increased by 12% while the Commercial division’s sales increased by 15%, primarily as a result of the currency conversion impact on U.S. dollar denominated sales.

Gross margin was $150.9 million, an increase of 22% from the prior comparable quarter. The Consumer division contributed an increase of 30%, resulting from higher margins per customer earned primarily on variable rate products and JustGreen contributions, while the Commercial division increased by 2%, primarily in line with the 3% growth in customer base. The strengthening of the U.S. dollar also resulted in an increase in gross margin for both the Consumer and Commercial divisions.

Administrative expenses for the three months ended June 30, 2015 increased by 14% from $33.0 million to $37.6 million as a result of an increase in U.S.-based currency expenditures as well as the costs to serve the growing customer base.

Selling and marketing expenses for the three months ended June 30, 2015 were $62.8 million, a 14% increase from $55.2 million reported in the   prior comparable quarter. This increase is largely attributable to the impact of foreign exchange on the U.S.-based commission expenses as well as    the expenses becoming more directly correlated to the growing portion of the customer base for which selling costs are recorded over the life of the contract (commercial broker and online sales channels).

Finance costs for the three months ended June 30, 2015 amounted to $16.9 million, a decrease of 10% from $18.8 million reported for the three months ended June 30, 2014. The decrease in finance costs was a result of the reduction in long-term debt with the closing of the sale of NHS late in the third quarter of fiscal 2015.

Just Energy has the ability to make a normal course issuer bid (“NCIB”) to purchase for cancellation a portion of its convertible debentures. As of June 30, 2015, Just Energy had purchased $2.7 million of the $330m convertible debentures to date under the NCIB program.

As of June 30, 2015, Just Energy reported no debt outstanding for its credit facility while as of June 30, 2014, there was $136.3 million outstanding. The increase in cash balances and decrease in credit facility withdrawals over the past year has resulted in an increase in buying power of $216.3 million.

The change in fair value of derivative instruments resulted in a non-cash gain of $144.5 million for the first quarter of fiscal 2016 compared to a loss of $31.6 million in the prior comparative quarter, as market prices relative to Just Energy’s future electricity supply contracts increased by an average of $2.26/MWh while future gas contracts increased by an average of $0.10/GJ. The income from continuing operations for the three months ended
June 30, 2015 was $129.7 million, representing a gain per share of $0.87 and $0.71 on a basic and diluted basis, respectively. For the prior comparable quarter, the loss from continuing operations was $45.7 million, representing a loss per share of $0.31 on a basic and diluted basis.

Base EBITDA from continuing operations was $38.9 million for the three months ended June 30, 2015, a 29% increase from $30.2 million in the prior comparable quarter. The increase in Base EBITDA reflected sharply higher margins partially offset by higher operating expenses. Base FFO was $29.8 million for the first quarter of fiscal 2016, up 91% compared to $15.6 million in the prior comparable quarter as a result of the higher contribution from Base EBITDA, higher adjustments to reflect net cash receipts from gas sales and lower finance costs.

Dividends/distributions paid were $18.7 million, a decrease of 40% over the prior comparable period based on an annual dividend rate decrease from $0.84 per share to $0.50 per share effective July 1, 2014. The result was a quarterly payout ratio of 63%, down from 198% a year earlier.

Segmented Base EBITDA1
For the three months ended June 30
(thousands of dollars)			Fiscal 2016

	Consumer	Commercial
	division	division	Consolidated
Sales	$484,429	$448,586	$933,015
Cost of sales	(367,952)	(414,156)	(782,108)
Gross margin	116,477	34,430	150,907
Add (subtract):
Administrative expenses	(27,939)	(9,659)	(37,598)
Selling and marketing expenses	(37,403)	(25,378)	(62,781)
Bad debt expense	(15,325)	(2,309)	(17,634)
Amortization included in cost of sales/selling and marketing expenses	-	10,670	10,670
Other income (expenses)	(2,103)	173	(1,930)
Profit attributable to non-controlling interest	(2,759)	-	(2,759)
Base EBITDA from continuing operations	$30,948	$7,927	$38,875

			Fiscal 2015

	Consumer	Commercial
	division	division	Consolidated
Sales	$430,969	$390,080	$821,049
Cost of sales	(341,172)	(356,487)	(697,659)
Gross margin	89,797	33,593	123,390
Add (subtract):
Administrative expenses	(24,680)	(8,336)	(33,016)
Selling and marketing expenses	(32,625)	(22,582)	(55,207)
Bad debt expense	(10,508)	(2,520)	(13,028)
Amortization included in cost of sales/selling and marketing expenses	-	7,489	7,489
Other income (expenses)	232	(85)	147
Profit attributable to non-controlling interest	411	-	411
Base EBITDA from continuing operations	$22,627	$7,559	$30,186

1. The definition of each segment are provided on page 3.

Base EBITDA from continuing operations amounted to $38.9 million for the three months ended June 30, 2015, an increase of 29% from $30.2 million   in the prior comparative quarter. Consumer Energy contributed $30.9 million to Base EBITDA from continuing operations for the three months ended June 30, 2015, an increase of 37% from $22.6 million in the three months ended June 30, 2014.

Commercial Energy contributed $7.9 million to Base EBITDA from continuing operations, an increase of 5% from the three months ended June 30, 2014, when the segment contributed $7.6 million. The increase was a result of $0.8 million of higher gross margin being offset by higher operational expenses. The increase in selling and marketing expenses is a result of the higher amortization of contract initiation costs for commercial customer aggregation in past periods. Effective fiscal 2016, with management’s change to limit the upfront payment of commissions to an average of 12 months, the prepaid commission will be classified as a current asset (prepaid expense) and the amortization of contract initiation costs is expected to decrease with no new additions classified as contract initiation costs going forward.

Customer aggregation

	April 1, 20151	Additions	Attrition	Failed to renew	June 30, 2015	% increase (decrease)	June 30, 2014	% increase (decrease)
Consumer Energy Gas	713,000	34,000	(42,000)	(6,000)	699,000	(2)%	734,000	(5)%
Electricity	1,240,000	106,000	(90,000)	(23,000)	1,233,000	(1)%	1,208,000	2%
Total Consumer RCEs	1,953,000	140,000	(132,000)	(29,000)	1,932,000	(1)%	1,942,000	(1)%
Commercial Energy Gas	242,000	16,000	(3,000)	(14,000)	241,000	–	204,000	18%
Electricity	2,491,000	146,000	(64,000)	(137,000)	2,436,000	(2)%	2,391,000	2%
Total Commercial RCEs	2,733,000	162,000	(67,000)	(151,000)	2,677,000	(2)%	2,595,000	3%
Total RCEs	4,686,000	302,000	(199,000)	(180,000)	4,609,000	(2)%	4,537,000	2%

1 The balances at April 1, 2015 have been adjusted for customers who have either grown above 15 RCEs (become a Commercial customer) or have fallen below 15 RCEs (become a Consumer customer) during fiscal 2015. At the beginning of each fiscal year, Just Energy will adjust the opening balances to reflect any changes in allocation of customers between the Consumer and Commercial divisions as a result of increases or decreases in annual consumption.

Gross customer additions for the three months ended June 30, 2015 were 302,000, a decrease of 32% compared to 441,000 customers added in the first quarter of fiscal 2015. Consumer customer additions amounted to 140,000 for the three months ended June 30, 2015, a 15% decrease from 165,000 gross customer additions recorded in the prior comparable quarter. The customer additions were lower in the current period due to market conditions. The customer additions in the prior period benefited from customers wishing to limit their exposure to the volatility in energy costs experienced during the polar vortex as commodity prices increased dramatically. During the three months ended June 30, 2015, however, commodity prices were lower and, therefore, more competitive across all markets.

Commercial customer additions were 162,000 for the three months ended June 30, 2015, a 41% decrease from 276,000 gross customer additions in the prior comparable quarter as a result of competitiveness in pricing. Just Energy remains focused on increasing the gross margin per customer added for Commercial customers and, as a result, has been more selective in the margin added per customer. This has resulted in the margin per customer added/renewed increasing to $80/RCE from $66/RCE reported in the prior comparable quarter.

Net additions were negative 77,000 for the first quarter of fiscal 2016, compared with 127,000 net customer additions in the first quarter of fiscal 2015. The lower customer additions along with higher attrition and failure to renew in the Commercial division resulted in the total customer base decreasing by 2% in the first quarter of fiscal 2016. The customer base remains 1% higher year over year.

In addition to the customers referenced in the above table, the Consumer customer base also includes 48,000 smart thermostat customers. These smart thermostats are bundled with a commodity contract and are currently offered in Ontario, Alberta and Texas. Customers with bundled products have lower attrition and higher overall profitability. Further expansion of smart thermostats is a key driver for continued growth of Just Energy.

For the three months ended June 30, 2015, 21% of the 302,000 Consumer and Commercial Energy marketing customer additions were generated from door-to-door sales, 49% from commercial brokers and 30% through online and other non-door-to-door sales channels. In the prior comparable quarter, 19% of 441,000 customer additions were generated using door-to-door sales, 58% from commercial brokers and 23% from online and other sales channels.

As of June 30, 2015, the U.S., Canadian and U.K. segments accounted for 71%, 24% and 5% of the customer base, respectively. At June 30, 2014, the U.S., Canadian and U.K. segments represented 72%, 26% and 2% of the customer base, respectively.

ATTRITION
	Trailing	Trailing
	12 months	12 months
	ended	ended
	June 30, 2015	June 30, 2014

Consumer	28%	28%
Commercial	9%	6%
Total attrition	17%	16%

The combined attrition rate for Just Energy was 17% for the trailing 12 months ended June 30, 2015, a slight increase from the 16% reported a year prior. While Consumer attrition rates remained consistent at 28%, the Commercial attrition rates increased to 9%. The increase in Commercial attrition was a result of increased competition. The Company continues to focus on maintaining its profitable customers and ensuring that variable rate customers meet base profitability profiles even if this results in higher attrition. Attrition also includes the impact from higher customer defaults in markets where Just Energy bears collection risk.

The Company carefully monitors the levels of customer complaints from its Consumer and Commercial divisions. The goal is to resolve all complaints registered within five days of receipt. Our corporate target is to have an outstanding complaint rate of less than 0.05% of flowing customers at any time. As of June 30, 2015, the total outstanding rate was 0.01%.

RENEWALS

	Trailing	Trailing
	12 months	12 months
	ended	ended
	June 30, 2015	June 30, 2014
Consumer	75%	75%
Commercial	60%	63%
Total renewals	65%	67%

The Just Energy renewal process is a multifaceted program that aims to maximize the number of customers who choose to renew their contract prior to the end of their existing contract term. Efforts begin up to 15 months in advance, allowing a customer to renew for an additional period. Overall,  the renewal rate was 65% for the trailing 12 months ended June 30, 2015, down two percentage points from a renewal rate of 67% reported in the first quarter of fiscal 2015. The Consumer renewal rate stayed the same at 75%, while the Commercial renewal rate decreased by three percentage points to 60%. The decline reflected a very competitive market for Commercial renewals with competitors pricing aggressively and Just Energy’s focus on maintaining average customers’ profitability rather than pursuing low margin growth.

ENERGY CONTRACT RENEWALS

This table shows the customers up for renewal in the following fiscal periods:

	Consumer		Commercial
	Gas	Electricity	Gas	Electricity
Remainder of 2016	16%	26%	29%	25%
2017	16%	27%	25%	32%
2018	22%	21%	23%	27%
2019	21%	12%	11%	10%
Beyond 2019	25%	14%	12%	6%
Total	100%	100%	100%	100%

Note: All month-to-month customers, which represent 575,000 RCEs, are excluded from the table above.

Gross margin
For the three months ended June 30
(thousands of dollars)
	Fiscal 2016			Fiscal 2015
	Consumer	Commercial	Total	Consumer	Commercial	Total
Gas	$30,922	$6,716	$37,638	$24,912	$6,117	$31,029
Electricity	85,555	27,714	113,269	64,885	27,476	92,361
	$116,477	$34,430	$150,907	$89,797	$33,593	$123,390
Increase	30%	2%	22%

CONSUMER ENERGY

Gross margin for the Consumer Energy division for the three months ended June 30, 2015 was $116.5 million, an increase of 30% from $89.8 million recorded in the prior comparable quarter. The gross margin for gas and electricity increased by 24% and 32%, respectively, despite the customer base decreasing by 1% compared to the first quarter of fiscal 2015 as a result of improved customer margins.

Average realized gross margin for the Consumer Energy division after all balancing costs for the rolling 12 months ended June 30, 2015 was $211/RCE, representing a 22% increase from $174/RCE reported in the prior comparable quarter. The gross margin/RCE (“GM/RCE”) value includes an   appropriate allowance for bad debt expense in Illinois, Texas, Georgia, Michigan, Pennsylvania and Massachusetts.

Gas

Gross margin from gas customers in the Consumer Energy division was $31.0 million for the three months ended June 30, 2015, an increase of 24% from $24.9 million recorded in the prior comparable quarter. Gross margin increased despite a 5% decrease in customer base compared to the prior comparable quarter as a result of higher gross margin earned on variable rate product offerings and the contribution from the JustGreen products.

Electricity

Gross margin from electricity customers in the Consumer Energy division was $85.6 million for the three months ended June 30, 2015, an increase of 32% from $64.9 million recorded in the prior comparable quarter. The gross margin was impacted positively by attractive pricing on variable rate and JustGreen products throughout the U.S. markets as well as a 2% increase in customer base. In addition, electricity gross margin increased in Texas with the greater capture of fee-based revenue related to the recovery of the costs to serve and lower electricity balancing costs.

COMMERCIAL ENERGY

Gross margin for the Commercial Energy division was $34.4 million, an increase of 2% from $33.6 million recorded in the prior comparable quarter. The gross margin for gas and electricity increased by 10% and 1%, respectively. The Commercial Energy customer base increased by 3% compared with the first quarter of fiscal 2015.

Average realized gross margin after all balancing costs for the rolling 12 months ended June 30, 2015 was $60/RCE, an increase from $58/RCE. The GM/RCE value includes an appropriate allowance for bad debt expense in Illinois, Texas, Georgia, Michigan and California.

Gas

Gas gross margin for the Commercial Energy division was $6.7 million, an increase of 10% from $6.1 million recorded in the prior comparable quarter, but was lower than the 18% increase in the Commercial gas customer base as a result of decreased volume per customer due to more normal temperatures across most markets than those experienced in the prior comparable period.

Electricity

Electricity gross margin for the Commercial Energy division was $27.7 million, an increase of 1% from $27.5 million recorded in the prior comparable quarter. The electricity customer base increased by 2% compared to the prior comparable quarter. The lower growth in gross margin is a result of cooler than normal temperatures, particularly in the Texas market, resulting in a lower number of cooling degree days than the prior comparable period.

Gross margin on new and renewing customers

The table below depicts the annual margins on contracts for Consumer and Commercial customers signed during the quarter. This table reflects the gross margin (sales price less costs of associated supply and allowance for bad debt) earned on new additions and renewals including both the brown commodity and JustGreen supply.

ANNUAL GROSS MARGIN PER CUSTOMER	Fiscal	Number of	Fiscal	Number of
	2016	customers	2015	customers
Consumer customers added and renewed	$204	238,000	$184	257,000
Consumer customers lost	187	167,000	178	169,000
Commercial customers added and renewed	80	390,000	66	412,000
Commercial customers lost	68	217,000	80	145,000

For the three months ended June 30, 2015, the average gross margin per RCE for the customers added and renewed by the Consumer division was $204/RCE, an increase from $184/RCE in the prior comparable quarter. The average gross margin per RCE for the Consumer customers lost during the first quarter of fiscal 2016 was $187/RCE, compared with $178/RCE in the comparable quarter of fiscal 2015. Higher new customer margins reflect strong margins on new products including bundled offerings.

For the Commercial division, the average gross margin per RCE for the customers signed during the three months ended June 30, 2015 was $80/RCE compared to $66/RCE in the prior comparable quarter. Customers lost through attrition and failure to renew during the three months ended June 30, 2015 were at an average gross margin of $68/RCE, a decrease from $80/RCE reported in the prior comparable quarter. The Company has pursued a plan where the focus in the commercial market will be on higher margin segments while those with traditionally low margins are allowed to expire.

Overall consolidated results

ADMINISTRATIVE EXPENSES
For the three months ended June 30
(Thousands of dollars)
	Fiscal 2016	Fiscal 2015	% increase
Consumer Energy	$27,939	$24,680	13%
Commercial Energy	9,659	8,336	16%
Total administrative expenses	$37,598	$33,016	14%

Administrative expenses for the first quarter of fiscal 2016 increased by 14% from $33.0 million to $37.6 million year over year. The Consumer division’s administrative expenses were $27.9 million for the three months ended June 30, 2015, an increase of 13% from $24.7 million recorded in the prior comparable quarter. The Commercial division’s administrative expenses were $9.7 million for the first quarter of fiscal 2016, a 16% increase from $8.3 million for the prior comparable quarter in fiscal 2015. The increase over the prior comparable quarter included growth in operating costs needed to support the customer base and the impact of the U.S. dollar exchange rate.

SELLING AND MARKETING EXPENSES
For the three months ended June 30
(Thousands of dollars)

	Fiscal 2016	Fiscal 2015	% increase
Consumer Energy	$37,403	$32,625	15%
Commercial Energy	25,378	22,582	12%
Total selling and marketing expenses	$62,781	$55,207	14%

Selling and marketing expenses, which consist of commissions paid to commercial brokers, online sales partners, and sales contractors as well as sales- related corporate costs, were $62.8 million, an increase of 14% from $55.2 million in the first quarter of fiscal 2015. This increase is largely attributable to the impact of foreign exchange on the U.S.-based commission expenses as well as the expenses becoming more directly correlated to the growing portion of the customer base for which selling costs are recorded over the life of the contract (commercial broker and online sales channels).

The selling and marketing expenses for the Consumer division were $37.4 million for the three months ended June 30, 2015, a 15% increase from the selling and marketing expenses of $32.6 million recorded in the prior comparable quarter. The selling expenses increased despite customer additions being lower quarter over quarter due to the selling and marketing expenses becoming more directly correlated to the growing portion of the customer base for which selling costs are recorded over the life of the contract. The online sales channel launched three years ago with its contribution to gross additions approximately doubling each year.

The selling and marketing expenses for the Commercial division were $25.4 million for the three months ended June 30, 2015, a 12% increase from the selling and marketing expenses of $22.6 million recorded in the prior comparable quarter. This increase is primarily a result of a 40% increase (to $10.1 million) in the amortization of past contract initiation costs.

Effective fiscal 2016, prepaid commissions are classified as a current asset (prepaid expense) instead of a non-current asset (contract initiation costs). This change is a result of management’s effort to reduce the average term of prepaid commission to 12 months going forward, which will reduce the outlay of cash at the time of contract signing. While the commission prepayment will continue to be expensed into selling and marketing costs over the term for which the associated revenue is earned, it will no longer be recognized as amortization and will therefore be included in the Base EBITDA calculations.

The aggregation costs per customer for the last 12 months for Consumer customers signed by independent representatives and Commercial customers signed by brokers were as follows:

	Fiscal 2016		Fiscal 2015
	Consumer	Commercial	Consumer	Commercial
Natural gas	$183/RCE	$46/RCE	$168/RCE	$31/RCE
Electricity	$138/RCE	$30/RCE	$139/RCE	$27/RCE
Average aggregation costs	$148/RCE	$32/RCE	$147/RCE	$27/RCE

The aggregation cost per RCE for the Consumer division was $148/RCE for the trailing 12 months ended June 30, 2015, compared with $147/RCE reported a year prior. The slight increase in rate was a result of the increase in foreign exchange on customer additions signed in the U.S.

The $32 average aggregation cost for the Commercial division customers is based on the expected average annual cost for the respective customer contracts. The increase in rate during the current year is a result of the higher margin expected on a per customer basis than that signed in the prior comparative period as well as higher foreign exchange on the U.S.-related customer additions. It should be noted that commercial broker contracts are paid further commissions averaging $32 per year for each additional year that the customer contract flows. Assuming an average life of 2.8 years, this would add approximately $58 (1.8 x $32) to the year’s $32 average aggregation cost reported above.

BAD DEBT EXPENSE

In Illinois, Alberta, Texas, California, Massachusetts, Michigan and Georgia, Just Energy assumes the credit risk associated with the collection of customer accounts. In addition, for commercial direct-billed accounts in British Columbia, Just Energy is responsible for the bad debt risk. Credit   review processes have been established to manage the customer default rate. Management factors default from credit risk into its margin expectations for all of the above-noted markets. For the three months ended June 30, 2015, Just Energy was exposed to the risk of bad debt on approximately    68% of its sales, compared with 65% of sales for the prior comparable quarter. The increase in the amount of sales exposed to bad debt is due to the increase in customer base in markets where Just Energy assumes the credit risk.

Bad debt expense is included in the consolidated income statement under other operating expenses. Bad debt expense for the three months ended June 30, 2015 was $17.6 million, an increase of 35% from $13.0 million expensed in the prior comparable quarter. The bad debt expense increase was  a result of a 19% increase in revenues for the current period for the markets where Just Energy bears the credit risk as well as higher provisions for    the Texas market leading into the peak billing season. Management integrates its default rate for bad debts within its target margins and continuously reviews and monitors the credit approval process to mitigate customer delinquency. For the three months ended June 30, 2015, the bad debt expense of $17.6 million represents 2.8% of relevant revenue, an increase from the bad debt for the prior comparable quarter, which represented 2.4% of relevant revenue.

Management expects that bad debt expense will remain in the range of 2% to 3% of relevant revenue. Bad debt tends to be highest in the first and second quarters, which are the periods of peak cooling loads in Texas. For each of Just Energy’s other markets, the LDCs provide collection services and assume the risk of any bad debt owing from Just Energy’s customers for a regulated fee.

FINANCE COSTS

Total finance costs for the three months ended June 30, 2015 amounted to $16.9 million, a decrease of 10% from $18.8 million recorded in the first quarter of fiscal 2015 as a result of the 13% decrease in the long-term debt balances over the past 12 months.

FOREIGN EXCHANGE

Just Energy has an exposure to U.S. dollar exchange rates as a result of its U.S. operations, and any changes in the applicable exchange rate may result in a decrease or increase in other comprehensive income. For the three months ended June 30, 2015, a foreign exchange unrealized gain of $1.0 million was reported in other comprehensive income versus an unrealized loss of $10.6 million reported in the first quarter of fiscal 2015.

Overall, a stronger U.S. dollar increases the value of sales and gross margin in Canadian dollars, but this is partially offset by higher operating costs denominated in U.S. dollars. The total estimated impact of the decline in the Canadian dollar versus the U.S. dollar was a favourable $2.7 million on Base EBITDA and $2.6 million on Base FFO for the three months ended June 30, 2015 compared with the prior comparable period.

Just Energy retains sufficient funds in the U.S. to support ongoing growth, and surplus cash is repatriated to Canada. U.S. cross border cash flow is forecasted annually, and hedges for cross border cash flow are placed. Just Energy hedges between 25% and 90% of the next 12 months of cross border cash flows, depending on the level of certainty of the cash flow.

PROVISION FOR INCOME TAX (thousands of dollars)
	For the three months ended June 30, 2015	For the three months ended June 30, 2014
Current income tax expense	$2,119	$635
Deferred tax provision	19,728	5,067
Provision for income tax	$21,847	$5,702

Just Energy recorded a current income tax expense of $2.1 million for the first three months of this fiscal year, versus an expense of $0.6 million in the same period of fiscal 2015. The increase in current tax expense in the current fiscal year is mainly due to improved operating results.

During the first three months of this fiscal year, the cumulative mark to market losses from financial instruments further declined as a result of a change in the fair value of these derivative financial instruments and, as a result, a deferred tax expense of $19.7 million has been recorded for the current period. During the first quarter of fiscal 2015, the comparable deferred tax expense was $5.1 million, which is less than the current period’s expense, due to a smaller decline of the cumulative mark to market losses from financial instruments in the prior period.

Just Energy is taxed as a taxable Canadian corporation. Therefore, the deferred tax asset or liability associated with Canadian assets and liabilities recorded on the consolidated balance sheets as at that date will be realized over time as the temporary differences between the carrying value of assets in the consolidated financial statements and their respective tax bases are realized. Current Canadian income taxes are accrued to the extent that there is taxable income in Just Energy and its underlying corporations. For fiscal 2016, Canadian and U.K. corporations under Just Energy are subject to a tax rate of approximately 26% and 20%, respectively.

Under IFRS, Just Energy recognized income tax liabilities and assets based on the estimated tax consequences attributable to the temporary differences between the carrying value of the assets and liabilities on the consolidated financial statements and their respective tax bases, using substantively  enacted income tax rates. A deferred tax asset will not be recognized if it is not anticipated that the asset will be realized in the foreseeable future. The effect of a change in the income tax rates used in calculating deferred income tax liabilities and assets is recognized in income during the period in which the change occurs.

Liquidity and capital resources SUMMARY OF CASH FLOWS
For the three months ended June 30 (thousands of dollars)
	Fiscal 2016	Fiscal 2015
Operating activities from continuing operations	$54,273	$(11,741)
Investing activities from continuing operations	(3,287)	(9,770)
Financing activities from continuing operations, excluding dividends	(3,993)	66,936
Effect of foreign currency translation	(2,042)	(123)
Increase in cash before dividends	44,951	45,302
Dividends (cash payments)	(18,677)	(29,580)
Increase in cash	26,274	15,722
Increase (decrease) in cash from discontinued operations and cash reclassified to assets held for sale	–	(11,018)
Cash and cash equivalents – beginning of period	78,814	20,401
Cash and cash equivalents – end of period	$105,088	$25,105

OPERATING ACTIVITIES FROM CONTINUING OPERATIONS

Cash flow from continuing operating activities for the three months ended June 30, 2015 was an inflow of $54.3 million, compared to an outflow of $11.7 million in the comparable period. Cash flow from continuing operations increased as a result of more normalized weather than the prior comparative period, which was impacted by higher commodity payments due to the extreme winter weather during the polar vortex.

INVESTING ACTIVITIES FROM CONTINUING OPERATIONS

Contract initiation cost additions decreased from $7.5 million to $nil for the first quarter of fiscal 2016 as a result of a change to recording the upfront commission payments as prepaid commissions going forward as a result of the shortening of the average upfront payment to approximately 12 months.

Just Energy purchased capital and intangible assets totalling $1.0 million and $2.2 million, respectively, for the three months ended June 30, 2015,  a decrease from $1.8 million and an increase from $0.5 million, respectively, in the prior comparable quarter. Just Energy’s capital spending from continuing operations related primarily to smart thermostats for product bundling opportunities and office equipment.

FINANCING ACTIVITIES FROM CONTINUING OPERATIONS

Financing activities, excluding dividends, relates primarily to the issuance and repayment of long-term debt. For the three months ended June 30, 2015, long-term debt of $1.2 million was repaid through the normal course issuer bid. As of June 30, 2015, Just Energy has not drawn on its $210 million credit facility although certain letters of credit remain outstanding.

Just Energy’s liquidity requirements are driven by the delay from the time that a customer contract is signed until cash flow is generated. The elapsed period between the time a customer is signed and receipt of the first payment from the customer varies with each market. The time delays per market are approximately two to nine months. These periods reflect the time required by the various LDCs to enroll, flow the commodity, bill the customer and remit the first payment to Just Energy. In Alberta, Georgia, Texas and for commercial direct-billed customers, Just Energy receives payment directly.

DIVIDENDS (CASH AND SHARE PAYMENTS)

Just Energy reduced its dividend to an annual rate of $0.50 per share effective July 1, 2014 to be paid quarterly. Prior to this, the annual dividend rate was $0.84 per share. The revised dividend policy provides that shareholders of record on the 15th day of March, June, September and December, or the first business day thereafter, receive dividends at the end of that month. During the three months ended June 30, 2015, Just Energy paid cash dividends to its shareholders and distributions to holders of share-based awards in the amount of $18.7 million, compared to $29.6 million paid in the prior comparable period.

The dividend reinvestment plan (“DRIP”) reduces the amount of cash dividends as a portion of dividends declared is paid through the issuance  of additional shares. Under the program, Canadian resident shareholders could elect to receive their dividends in shares at a 2% discount on the prevailing market price rather than the cash equivalent. The program was suspended effective January 1, 2015.

Balance sheet as at June 30, 2015, compared to March 31, 2015

Cash increased from $78.8 million as at March 31, 2015 to $105.1 million as a result of the normal seasonality of operations, with the receipt of payment from customers in the first quarter related primarily to higher energy consumption in the fourth quarter as a result of the winter weather.

As of June 30, 2015, trade receivables and unbilled revenue amounted to $385.8 million and $221.5 million, respectively, compared to March 31, 2015, when the trade receivables and unbilled revenue amounted to $459.4 million and $219.6 million, respectively. Trade payables decreased slightly from $510.5 million to $487.9 million during the first quarter of fiscal 2016.

Prepaid expenses and deposits increased by 57% from $22.9 million to $36.0 million as of June 30, 2015. Effective fiscal 2016, all prepaid commission will be recorded as a current asset instead of the previous treatment of non-current asset as the average term of prepaid commissions will be 12 months going forward due to changes in the contractual obligations initiated by management. Contract initiation costs have decreased from $20.4 million to $10.1 million over the three months ended June 30, 2015 as a result of no additional commissions being capitalized as non-current assets.

In Ontario, Manitoba and Quebec, more gas was consumed by customers than Just Energy delivered to the LDCs. As a result, Just Energy has recognized an accrued gas receivable and accrued gas payable for $34.0 million and $20.3 million, respectively, as of June 30, 2015. These amounts decreased from $46.0 million and $28.9 million, respectively, as of March 31, 2015 as a result of normal seasonal consumption. In Michigan, more gas has been delivered to LDCs than consumed by customers, resulting in gas delivered in excess of consumption and a deferred revenue position    of $3.6 million and $6.7 million, respectively, as of June 30, 2015. In addition, gas in storage increased from $5.2 million as at March 31, 2015 to $11.9 million as at June 30, 2015 due to the seasonality of gas storage.

Other assets and other liabilities relate entirely to the fair value of the financial derivatives. The mark to market gains and losses can result in significant changes in profit and, accordingly, shareholders’ equity from year to year due to commodity price volatility. Given that Just Energy has purchased this supply to cover future customer usage at fixed prices, management believes that these non-cash quarterly changes are not meaningful.

Intangible assets include the goodwill and acquired customer contracts, as well as other intangibles such as brand, broker network and information technology systems, primarily related to the acquisitions in 2009, 2010 and 2011. The total intangible asset balance decreased to $343.5 million from $348.5 million during the three months ended June 30, 2015 as a result of amortization.

Long-term debt has decreased slightly from $676.5 million as at March 31, 2015 to $676.1 million as at June 30, 2015.

Debt and financing for continuing operations (thousands of dollars)
	June 30, 2015	March 31, 2015
$105m senior unsecured note	$105,000	$105,000
$330m convertible debentures	310,705	310,083
$100m convertible debentures	91,981	91,445
US$150m convertible bonds	173,189	175,003

JUST ENERGY CREDIT FACILITY

As of June 30, 2015, Just Energy held a $210 million credit facility to meet working capital requirements. The current syndicate of lenders includes Canadian Imperial Bank of Commerce, Royal Bank of Canada, National Bank of Canada, Toronto-Dominion Bank, The Bank of Nova Scotia, HSBC Bank Canada and Alberta Treasury Branches.

Under the terms of the credit facility, Just Energy is able to make use of Bankers’ Acceptances and LIBOR advances at stamping fees that vary between 3.65% and 4.00%, prime rate advances at rates of interest that vary between bank prime plus 2.65% and 3.00%, and letters of credit at rates that vary between 3.65% and 4.00%. Interest rates are adjusted quarterly based on certain financial performance indicators.

Just Energy’s obligations under the credit facility are supported by guarantees of certain subsidiaries and affiliates, excluding, primarily, the U.K. operations, and secured by a pledge of the assets of Just Energy and the majority of its operating subsidiaries and affiliates. Just Energy is required to meet a number of financial covenants under the credit facility agreement. As at June 30, 2015, all of the covenants had been met.

$105M SENIOR UNSECURED NOTE

The $105m senior unsecured note bears interest at 9.75% and matures in June 2018. The $105m senior unsecured note is subject to certain financial and other covenants. As of June 30, 2015, all of these covenants have been met.

In conjunction with the covenant requirements associated with the issuance of senior unsecured notes, the following represents select financial disclosure for the “Restricted Subsidiaries” as defined within the Note Indenture, which generally excludes the U.K. operations.

Three months
ended
June 30,
2015
Base EBITDA	$39,106
Selling and marketing expenses to add gross margin	28,013
Share-based compensation	1,345
Maintenance capital expenditures	1,842

$330M CONVERTIBLE DEBENTURES

To fund an acquisition in May 2010, Just Energy issued $330 million of convertible extendible unsecured subordinated debentures. The $330m convertible debentures bear an interest rate of 6% per annum payable semi-annually in arrears on June 30 and December 31 in each year, with maturity on June 30, 2017. Each $1,000 of principal amount of the $330m convertible debentures is convertible at any time prior to maturity or on the date fixed for redemption, at the option of the holder, into approximately 55.6 shares of Just Energy, representing a conversion price of $18 per share. The debentures may be redeemed by Just Energy, in whole or in part, at a redemption price equal to the principal amount thereof, plus accrued and unpaid interest.

During the three months ended June 30, 2015, the Company purchased and retired $1.2 million of convertible debentures and has adjusted the net book value accordingly.

$100M CONVERTIBLE DEBENTURES

In September 2011, Just Energy issued $100 million of convertible unsecured subordinated debentures. The $100m convertible debentures bear interest at an annual rate of 5.75%, payable semi-annually on March 31 and September 30 in each year, and have a maturity date of September 30, 2018. Each $1,000 principal amount of the $100m convertible debentures is convertible at the option of the holder at any time prior to the close of business on the earlier of the maturity date and the last business day immediately preceding the date fixed for redemption, into 56.0 common shares of Just Energy, representing a conversion price of $17.85 per share.

Prior to September 30, 2016, the $100m convertible debentures may be redeemed in whole or in part from time to time at the option of the   Company on not more than 60 days’ and not less than 30 days’ prior notice, at a price equal to their principal amount plus accrued and unpaid interest, provided that the weighted average trading price of the common shares of Just Energy on the Toronto Stock Exchange for the 20 consecutive trading days ending five trading days preceding the date on which the notice of redemption is given is at least 125% of the conversion price. On or after September 30, 2016, the $100m convertible debentures may be redeemed in whole or in part from time to time at the option of the Company on not more than 60 days’ and not less than 30 days’ prior notice, at a price equal to their principal amount plus accrued and unpaid interest.

$150M CONVERTIBLE BONDS

In January 2014, Just Energy issued US$150 million of European-focused senior unsecured convertible bonds, which bear interest at an annual rate of 6.5%, payable semi-annually in arrears in equal installments on January 29 and July 29 in each year. The maturity date of the $150m convertible bonds is July 29, 2019.

A Conversion Right in respect of a bond may be exercised, at the option of the holder thereof, at any time (the “Conversion Period”) (subject to any applicable fiscal or other laws or regulations and as hereinafter provided) from May 30, 2014 (being the date falling four months and one day after  the closing date) to the close of business on the business day falling 22 business days prior to the final maturity date. The initial conversion price is US$9.3762 per common share (being C$10.2819 translated into US$ at the fixed exchange rate) but is subject to adjustments.

Contractual  obligations

In the normal course of business, Just Energy is obligated to make future payments for contracts and other commitments that are known and non-cancellable.

PAYMENTS DUE BY PERIOD (thousands of dollars)
	Total	Less than 1 year	1–3 years	4–5 years	After 5 years
Trade and other payables	$487,941	$487,941	$–	$–	$–
Long-term debt (contractual cash flow)	719,625	–	432,275	287,350	–
Interest payments	144,911	47,803	75,966	21,142	–
Premises and equipment leasing	31,574	4,427	9,619	6,794	10,734
Long-term gas and electricity contracts	3,948,716	1,999,577	1,600,496	306,387	42,256
	$5,332,767	$2,539,748	$2,118,356	$621,673	$52,990

OTHER  OBLIGATIONS

In the opinion of management, Just Energy has no material pending actions, claims or proceedings that have not been included in either its accrued liabilities or in the consolidated financial statements. In the normal course of business, Just Energy could be subject to certain contingent obligations that become payable only if certain events were to occur. The inherent uncertainty surrounding the timing and financial impact of any events prevents any meaningful measurement, which is necessary to assess any material impact on future liquidity. Such obligations include potential judgments, settlements, fines and other penalties resulting from actions, claims or proceedings.

Transactions with related parties

Just Energy does not have any material transactions with any individuals or companies that are not considered independent of Just Energy or any of its subsidiaries and/or affiliates.

Off balance sheet items

The Company has issued letters of credit in accordance with its credit facility totalling $132.9 million to various counterparties, primarily utilities in the markets where it operates, as well as suppliers.

Pursuant to separate arrangements with several bond agencies, The Hanover Insurance Group and Charter Brokerage LLC, Just Energy has issued surety bonds to various counterparties including states, regulatory bodies, utilities and various other surety bond holders in return for a fee and/or meeting certain collateral posting requirements. Such surety bond postings are required in order to operate in certain states or markets. Total surety bonds issued as at June 30, 2015 were $57.0 million.

Critical accounting estimates

The consolidated financial statements of Just Energy have been prepared in accordance with IFRS. Certain accounting policies require management to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues, cost of sales, selling and marketing, and administrative expenses. Estimates are based on historical experience, current information and various other assumptions that are believed to be reasonable under  the circumstances. The emergence of new information and changed circumstances may result in actual results or changes to estimated amounts that differ materially from current estimates.

The following assessment of critical accounting estimates is not meant to be exhaustive. Just Energy might realize different results from the application of new accounting standards promulgated, from time to time, by various rule-making bodies.

IMPAIRMENT OF NON-FINANCIAL ASSETS

Just Energy performed its annual impairment test as at March 31, 2015. Just Energy considers the relationship between its market capitalization and its book value, among other factors, when reviewing for indicators of impairment. As at March 31, 2015, the market capitalization of Just Energy was above the book value of its equity, indicating that a potential impairment of goodwill and intangibles with indefinite lives does not exist.

The recoverable amount of each of the units has been determined based on a value-in-use calculation using cash flow projections from financial budgets covering a five-year period. The projections for fiscal 2016 have been approved by the Audit Committee; the assumptions used in the following years have been approved by senior management. The calculation of the value-in-use for each unit is most sensitive to the following assumptions:

•	Customer consumption assumptions used in determining gross margin;

•	New customer additions, attrition and renewals;

•	Selling and marketing costs;

•	Discount rates; and

•	Growth rates used to extrapolate cash flows beyond the budget period.

The gross margin and customer consumption included in the financial projections is based on normal weather. Management has estimated normal weather based on historical weather patterns covering 10 to 30 years. In the past, weather has deviated from normal, which can impact the expected performance of the Company. Past experience has shown that deviations from normal weather can have an impact of up to $35 million on expected margins. Derivative instruments are used to mitigate the risk of weather deviating from normal and are entered into prior to the start of a peak consumption season (winter and summer for gas and electricity markets, respectively). An average customer consumption growth rate of 3% was used in the projections. A 5% decrease in the consumption assumptions would not have an impact on the results of the impairment test.

New customer additions and attrition and renewal rate estimates are based on historical results and are adjusted for new marketing initiatives that are included in the budget. A 3% average increase in the overall customer base was used in the projections. A 5% decrease annually in the overall customer base would not have an impact on the results of the impairment test.

Selling and marketing costs fluctuate with customer additions, renewals and attrition. Selling and marketing costs used in the financial forecast are based on assumptions consistent with the above new customer additions, renewals and attritions. Rates used are based on historical information and are adjusted for new marketing initiatives included in the budget. An average increase of 3% was applied to selling costs in the projections. A further 5% increase annually in selling and marketing costs would not have an impact on the results of the impairment test.

Discount rates represent the current market assessment of the risks specific to the Company, regarding the time value of money and individual risks    of the underlying assets. The discount rate calculation is based on the specific circumstances of Just Energy and its operating segments and is derived from its weighted average cost of capital (“WACC”). The WACC takes into account both debt and equity. The cost of equity is derived from the expected return on investment by Just Energy’s investors and the cost of debt is based on the interest bearing borrowings the Company is obliged to service. Just Energy used a discount rate of 11%. A 5% increase in the WACC would not have an impact on the results of the impairment test.

In addition to the above assumptions, the expected forecasted performance assumes that there will not be any new legislation that will have a negative impact on Just Energy’s ability to market its products in the jurisdictions in which it currently operates. Any changes in legislation would only impact   the respective jurisdiction. This item is out of the control of management and cannot be predicted. Management has used all information available to prepare its financial projections.

DEFERRED TAXES

In accordance with IFRS, Just Energy uses the liability method of accounting for income taxes. Under the liability method, deferred income tax assets and liabilities are recognized on the differences between the carrying amounts of assets and liabilities and their respective income tax basis.

Preparation of the consolidated financial statements involves determining an estimate of, or provision for, income taxes in each of the jurisdictions in which Just Energy operates. The process also involves making an estimate of taxes currently payable and taxes expected to be payable or recoverable in future periods, referred to as deferred income taxes. Deferred income taxes result from the effects of temporary differences due to items that are treated differently for tax and accounting purposes. The tax effects of these differences are reflected in the consolidated statements of financial position as deferred income tax assets and liabilities. An assessment must also be made to determine the likelihood that our future taxable income will be sufficient to permit the recovery of deferred income tax assets. To the extent that such recovery is not probable, deferred income tax assets must be reduced. The reduction of the deferred income tax asset can be reversed if the estimated future taxable income improves. No assurances can be given as to whether any reversal will occur or as to the amount or timing of any such reversal. Management must exercise judgment in its assessment  of continually changing tax interpretations, regulations and legislation to ensure deferred income tax assets and liabilities are complete and fairly presented. Assessments and applications differing from our estimates could materially impact the amount recognized for deferred income tax assets and liabilities.

Deferred income tax assets of $7.3 million and $26.6 million have been recorded on the consolidated statements of financial position as at June 30, 2015 and March 31, 2015, respectively. These assets primarily relate to mark to market losses on our derivative financial instruments. Management believes there will be sufficient taxable income that will permit the use of these future tax assets in the tax jurisdictions where they exist. When evaluating the future tax position, Just Energy assesses its ability to use deferred tax assets based on expected taxable income in future periods. As     at June 30, 2015, a valuation allowance of $264 million was taken against the Company’s deferred tax assets in the U.S. and the U.K. If the Company’s taxable income is higher than expected, these deferred tax assets will be used.

Deferred income tax liabilities of $1.6 million and $1.3 million have been recorded on the consolidated statements of financial position as at June 30, 2015 and March 31, 2015, respectively. These liabilities are primarily due to unrealized foreign exchange gain which, when realized, will be recognized for tax purposes.

Fluctuations in deferred tax balances are primarily driven by changes in the fair value of derivative financial instruments. Any increase or decrease in the fair value of the derivative financial instruments will decrease or increase the net tax asset position by the effective tax rate of the entity.

SUBSIDIARIES

Subsidiaries that are not wholly owned by Just Energy require judgment in determining the amount of control that Just Energy has over that entity and the appropriate accounting treatments. In these consolidated financial statements, management has determined that Just Energy controls   Just Ventures and, therefore, has treated the 50% that is not owned by Just Energy as a non-controlling interest.

USEFUL LIFE OF KEY PROPERTY, PLANT AND EQUIPMENT AND INTANGIBLE ASSETS

Each significant component is depreciated over its estimated useful life. A component can be separately identified as an asset and is expected to provide a benefit of greater than one year. Estimated useful lives are determined based on current facts and past experience, and take into consideration the anticipated physical life of the asset, existing long-term sales agreements and contracts, current and forecasted demand, and the potential for technological obsolescence and regulations. The useful lives of property, plant and equipment and depreciation rates used are reviewed at least annually to ensure they continue to be appropriate.

Depreciation and amortization expense from continuing operations for the three months ended June 30, 2015 recorded in the consolidated statements of income (loss) was $16.4 million, compared with $17.9 million for the three months ended June 30, 2014.

Fair value of financial instruments and risk management

Just Energy has entered into a variety of derivative financial instruments as part of the business of purchasing and selling gas, electricity and JustGreen supply. Just Energy enters into contracts with customers to provide electricity and gas at fixed prices and provide comfort to certain customers that a specified amount of energy will be derived from green generation or carbon destruction. These customer contracts expose Just Energy to changes in market prices to supply these commodities. To reduce the exposure to the commodity market price changes, Just Energy uses derivative financial and physical contracts to secure fixed-price commodity supply to cover its estimated fixed-price delivery or green commitment.

Just Energy’s objective is to minimize commodity risk, other than consumption changes, usually attributable to weather. Accordingly, it is Just Energy’s policy to hedge the estimated fixed-price requirements of its customers with offsetting hedges of natural gas and electricity at fixed prices for terms equal to those of the customer contracts. The cash flow from these supply contracts is expected to be effective in offsetting Just Energy’s price exposure and serves to fix acquisition costs of gas and electricity to be delivered under the fixed-price or price-protected customer contracts. Just Energy’s policy is not to use derivative instruments for speculative purposes.

Just Energy’s U.S. and U.K. operations introduce foreign exchange-related risks. Just Energy enters into foreign exchange forwards in order to hedge its exposure to fluctuations in cross border cash flows.

The consolidated financial statements are in compliance with IAS 32, Financial Instruments: Presentation; IAS 39, Financial Instruments: Recognition and Measurement; and IFRS 7, Financial Instruments: Disclosure. Effective July 1, 2008, Just Energy ceased the utilization of hedge accounting. Accordingly, all the mark to market changes on Just Energy’s derivative instruments are recorded on a single line on the consolidated income statement. Due to commodity volatility and to the size of Just Energy, the quarterly swings in mark to market on these positions will increase the volatility in Just Energy’s earnings.

The Company’s financial instruments are valued based on the following fair value (“FV”) hierarchy:

LEVEL 1

The fair value measurements are classified as Level 1 in the FV hierarchy if the fair value is determined using quoted unadjusted market prices.

LEVEL 2

Fair value measurements that require observable inputs other than quoted prices in Level 1, either directly or indirectly, are classified as Level 2 in the FV hierarchy. This could include the use of statistical techniques to derive the FV curve from observable market prices. However, in order  to be classified under Level 2, inputs must be directly or indirectly observable in the market. Just Energy values its New York Mercantile Exchange (“NYMEX”) financial gas fixed-for-floating swaps under Level 2.

LEVEL 3

Fair value measurements that require unobservable market data or use statistical techniques to derive forward curves from observable market data and unobservable inputs are classified as Level 3 in the FV hierarchy. For the supply contracts, Just Energy uses quoted market prices as per available market forward data and applies a price-shaping profile to calculate the monthly prices from annual strips and hourly prices from block strips for the purposes of mark to market calculations. The profile is based on historical settlements with counterparties or with the system operator and is considered an unobservable input for the purposes of establishing the level in the FV hierarchy. For the natural gas supply contracts, Just Energy uses three different market observable curves: i) Commodity (predominately NYMEX), ii) Basis and iii) Foreign exchange. NYMEX curves extend for over five years (thereby covering the length of Just Energy’s contracts); however, most basis curves only extend 12 to 15 months into the future. In order   to calculate basis curves for the remaining years, Just Energy uses extrapolation, which leads natural gas supply contracts to be classified under Level 3.

For the share swap, Just Energy uses a forward interest rate curve along with a volume weighted average share price. The Eurobond conversion feature is valued using an option pricing model.

Fair value measurement input sensitivity

The main cause of changes in the fair value of derivative instruments is changes in the forward curve prices used for the fair value calculations. Below is a sensitivity analysis of these forward curves. Other inputs, including volatility and correlations, are driven off historical settlements.

COMMODITY PRICE RISK

Just Energy is exposed to market risks associated with commodity prices and market volatility where estimated customer requirements do not match actual customer requirements. Management actively monitors these positions on a daily basis in accordance with its Risk Management Policy. This   policy sets out a variety of limits, most importantly, thresholds for open positions in the gas and electricity portfolios, which also feed a Value at Risk limit. Should any of the limits be exceeded, they are closed expeditiously or express approval to continue to hold is obtained. Just Energy’s exposure to market risk is affected by a number of factors, including accuracy of estimation of customer commodity requirements, commodity prices, and volatility and liquidity of markets. Just Energy enters into derivative instruments in order to manage exposures to changes in commodity prices. The derivative instruments used are designed to fix the price of supply for estimated customer commodity demand and thereby fix margins such that shareholder dividends can be appropriately established. Derivative instruments are generally transacted over the counter. The inability or failure of Just Energy to manage and monitor the above market risks could have a material adverse effect on the operations and cash flows of Just Energy. Just Energy mitigates the exposure to variances in customer requirements that are driven by changes in expected weather conditions, through active management of the underlying portfolio, which involves, but is not limited to, the purchase of options including weather derivatives. Just Energy’s ability to mitigate weather effects is limited by the degree to which weather conditions deviate from normal.

COMMODITY PRICE SENSITIVITY – ALL DERIVATIVE FINANCIAL INSTRUMENTS

If all the energy prices associated with derivative financial instruments including natural gas, electricity, verified emission-reduction credits and  renewable energy certificates had risen (fallen) by 10%, assuming that all the other variables had remained constant, income before income taxes for the three months ended June 30, 2015 would have increased (decreased) by $268.0 million ($263.3 million) primarily as a result of the change in fair value of Just Energy’s derivative instruments.

COMMODITY PRICE SENSITIVITY – LEVEL 3 DERIVATIVE FINANCIAL INSTRUMENTS

If the energy prices associated with only Level 3 derivative instruments including natural gas, electricity, verified emission-reduction credits and renewable energy certificates had risen (fallen) by 10%, assuming that all the other variables had remained constant, income before income taxes for the three months ended June 30, 2015 would have increased (decreased) by $247.1 million ($242.9 million) primarily as a result of the change in  fair value of Just Energy’s derivative instruments.

RECEIVABLES AND ALLOWANCE FOR DOUBTFUL ACCOUNTS

The allowance for uncollectible accounts reflects Just Energy’s best estimates of losses on the accounts receivable balances. Just Energy determines the allowance for doubtful accounts on customer receivables by applying loss rates based on historical results to the outstanding receivable balance. Just Energy is exposed to customer credit risk on its continuing operations in Alberta, Texas, Illinois, British Columbia, New York, California, Michigan and Georgia and commercial direct-billed accounts in British Columbia, New York and Ontario. Credit review processes have been implemented to perform credit evaluations of customers and manage customer default. If a significant number of customers were to default on their payments, it could have a material adverse effect on the operations and cash flows of Just Energy. Management factors default from credit risk in its margin expectations for all the above markets.

Revenues related to the sale of energy are recorded when energy is delivered to customers. The determination of energy sales to individual customers is based on systematic readings of customer meters generally on a monthly basis. At the end of each month, amounts of energy delivered to  customers since the date of the last meter reading are estimated, and corresponding unbilled revenue is recorded. The measurement of unbilled revenue is affected by the following factors: daily customer usage, losses of energy during delivery to customers and applicable customer rates.

Increases in volumes delivered to the utilities’ customers and favourable rate mix due to changes in usage patterns in the period could be significant to  the calculation of unbilled revenue. Changes in the timing of meter reading schedules and the number and type of customers scheduled for each meter reading date would also have an effect on the measurement of unbilled revenue; however, total operating revenues would remain materially unchanged.

Just Energy common shares

As at August 12, 2015, there were 146,786,110 common shares of Just Energy outstanding.

Normal course issuer bid

During the 12-month period ending March 16, 2016, Just Energy has the ability to make a normal course issuer bid to purchase for cancellation a portion of the outstanding $330m convertible debentures, $100m convertible debentures as well as the Just Energy common shares. Under each NCIB, Just Energy may purchase debentures and common shares representing 10% of the outstanding public float at close of business February 29, 2016 up    to daily and total limits. For the three months ended June 30, 2015, Just Energy had purchased $1.2 million of the $330m convertible debentures.

Just Energy believes that the debentures and common shares may trade in a range that may not fully reflect their value. As a result, Just Energy believes that the purchase of the debentures and common shares from time to time can be undertaken at prices that make the acquisition of such securities an appropriate use of Just Energy’s available funds. In addition, purchases under each of the NCIBs may increase the liquidity of the debentures and common shares and will enable Just Energy to deleverage its balance sheet. Just Energy intends to continue to buy back debentures and common shares when the circumstances present themselves in a way that maximizes value for Just Energy. The Company’s current priority is the repurchase of debentures at attractive prices.

Legal proceedings

Just Energy’s subsidiaries are party to a number of legal proceedings. Other than as set out below, Just Energy believes that each proceeding constitutes a routine legal matter incidental to the business conducted by Just Energy and that the ultimate disposition of the proceedings will not have a material adverse effect on its consolidated earnings, cash flows or financial position.

The State of California has filed a number of complaints with the Federal Energy Regulatory Commission (“FERC”) against many suppliers of electricity, including Commerce Energy Inc. (“CEI”), a subsidiary of the Company, with respect to events stemming from the 2001 energy crisis in California. On March 18, 2010, the assigned Administrative Law Judge granted a motion to strike the claim for all parties in one of the complaints (in favour of the suppliers), holding that California did not prove that the reporting errors masked the accumulation of market power. California has appealed the decision. On June 13, 2012, FERC denied the plaintiff’s request for a rehearing, affirming its initial decision. California appealed to the United States District Courts for the Ninth Circuit and oral arguments were heard on February 26, 2015. On April 29, 2015, the appeals court remanded the case back to FERC on grounds that the agency erred in assessing whether market power had resulted in unjust and unreasonable prices, when it only considered power generation market share. CEI continues to vigorously contest this matter.

In August 2013, Fulcrum Power Services L.P. (“FPS”) filed a lawsuit against the Company, Just Energy (US) Corp. and Fulcrum, for up to $20 million in connection with Fulcrum failing to achieve an earn-out target under the purchase and sales agreement dated August 24, 2011 for the purchase of Fulcrum from FPS. FPS alleges that the Company conducted itself in a manner that was intended to or reasonably likely to reduce or avoid the achievement of the earn-out target. In October 2013, the Company’s motion to compel arbitration was successful. On August 3, 2015, the Arbitration panel dismissed the FPS claim without prejudice.

In March 2012, Davina Hurt and Dominic Hill filed a lawsuit against Commerce Energy Inc., Just Energy Marketing Corp. and the Company (collectively referred to as “Just Energy”) in the Ohio federal court claiming entitlement to payment of minimum wage and overtime under Ohio wage claim laws and the federal Fair Labor Standards Act (“FLSA”) on their own behalf and similarly situated door-to-door sales representatives who sold for Commerce in certain regions of the United States. The Court granted the plaintiffs’ request to certify the lawsuit as a class action. Approximately 1,800 plaintiffs opted into the federal minimum wage and overtime claims, and approximately 8,000 plaintiffs were certified as part of the Ohio state overtime claims. A jury trial on the liability phase was completed on October 6, 2014. The jury reached a verdict that supports the plaintiffs’ class and collective action that certain individuals were not properly classified as outside salespeople in order to qualify for an exemption under the minimum wage and overtime requirements pursuant to the FLSA and Ohio wage and hour laws. Potential amounts owing have yet to be determined and will be subject to a separate damage phase proceeding which remains unscheduled by the Court. On January 9, 2015, the Court struck the plaintiffs’ damage expert report based primarily on the fact that the report relied on an unreliable survey. Just Energy disagrees with the result of the October trial and    is of the opinion that it is not supported by existing law and precedent. Just Energy strongly believes it complied with the law, continues to vigorously defend the claims and intends to appeal adverse findings.

In August 2013, Levonna Wilkins, a former door-to-door independent contractor for Just Energy Illinois Corp. (“Just Energy Illinois”) filed a lawsuit against Just Energy Illinois, Commerce Energy, Inc., Just Energy Marketing Corp. and the Company (collectively referred to as “Just Energy”) in the Illinois federal district court claiming entitlement to payment of minimum wage and overtime under Illinois wage claim laws and the FLSA on her own behalf and similarly situated door-to-door sales representatives who sold in Illinois. On March 13, 2015, the Court granted Wilkins’ request to certify   the lawsuit as a class action to include a class made up of Illinois sales representatives who sold for Just Energy Illinois and Commerce. Just Energy filed  a motion for reconsideration objecting to the class definition and requested that the Court revise its ruling to exclude sales representatives who sold   for Commerce. Just Energy will continue to vigorously contest this matter.

Controls and procedures

As of June 30, 2015, the Co-Chief Executive Officers (“Co-CEOs”) and Chief Financial Officer (“CFO”) of the Company, along with the assistance of senior management, have designed disclosure controls and procedures to provide reasonable assurance that material information relating to Just Energy is made known to the Co-CEOs and CFO, and have designed internal controls over financial reporting based on the Internal Control – Integrated Framework (1992) issued by the Committee of Sponsoring Organizations of the Treadway Commission (the “COSO criteria”) to provide reasonable assurance regarding the reliability of financial reporting and the preparation of consolidated financial statements in accordance with IFRS.

During the three months ended June 30, 2015, there were no changes in Just Energy’s internal controls over financial reporting that occurred that have significantly affected, or are reasonably likely to significantly affect, the Company’s internal controls over financial reporting.

Corporate governance

Just Energy is committed to maintaining transparency in its operations and ensuring its approach to governance meets all recommended standards. Full disclosure of Just Energy’s compliance with existing corporate governance rules is available at www.justenergygroup.com and is included in Just Energy’s Management Proxy Circular. Just Energy actively monitors the corporate governance and disclosure environment to ensure timely compliance with current and future requirements.

Outlook

Just Energy recently implemented a change to its commercial commission terms and, as a result, prepaid commissions are classified as a current asset on a go forward basis. The operational change in revising the structure of commission prepayments was intended to help the Company better manage costs and cash flows but also resulted in better alignment between Base EBITDA and the results of operation for investors.

Management had previously provided guidance of $193.0 million to $203.0 million of Base EBITDA for full-year fiscal 2016, resulting in an expected double- digit growth over the prior year. Base EBITDA from continuing operations for the first quarter of fiscal 2016 was $38.9 million, an increase of 29% from $30.2 million reported in the prior comparable quarter. First quarter results were ahead of management’s expectations based on the targets provided; however, in light of the announced additional deductions included in Base EBITDA related to Commercial customer acquisition costs, the Company has held its Base EBITDA guidance range for full-year fiscal 2016 at $193.0 million to $203.0 million, effectively raising its guidance by $20 million.

The margin per customer improvements in both the residential and Commercial business are directly related to the ongoing commitment to    Just Energy’s margin improvement initiative. While competition is certain to come and go from the space over time, the Company believes it can continue to drive margin improvement that can be sustained over the long term as a result of the Company’s innovative new products with more appeal and value for customers. This improved profitability per customer will add to the Company’s future margins over and above any growth in the customer base.

The Company is in advanced discussions with the syndicate of lenders for the credit facility. Based on commitments to date, management is optimistic that once finalized, the credit facility available will increase from the current capacity of $210.0 million with the term of the agreement spanning longer than the previous renewal period of two years. The renewal on the credit facility is expected to be completed during the second quarter of this fiscal year.

Just Energy’s solar program commenced its initial pilot phases in California during the quarter, with the volume of customers signed during this initial pilot resulting in higher than expected profit. Based on the success of Just Energy’s pilot launch in southern California, operations will continue to   grow with further expansion in California and the northeast U.S. Just Energy believes that the merger of Clean Power Finance and Kilowatt Financial to create Elevate Power is positive. Just Energy will continue its partnership with Elevate Power, which will be one of the largest providers of third party residential solar financing and loans in the U.S.

Just Energy’s objectives remain unchanged. The profitability and cash generation Just Energy has delivered over the past five quarters are inherent to the business model going forward and thus provide management with the confidence and freedom to commit to future dividend distributions and balance sheet restructuring.

The Company strives to deliver outstanding financial results and made significant progress towards achieving its objective of becoming a premier, world-class provider of energy management solutions. Management is encouraged by the stronger profitability in the business and remains confident it is delivering the appropriate dividend strategy that is supported by its continued ability to generate strong cash flows consistently. The Company foresees continued, sustainable growth that will be driven by an expanded geographical footprint, continued product innovation, and bringing new energy management solutions to market that align with customer demands.